UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

#1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: November 17, 2004

By  “Jeannine PM Webb”

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp. 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #04-07

             TSX Venture Exchange: CXP

November 8, 2004

SILVER HOPE DRILLING TO BEGIN

Canadian Empire Exploration Corp. (“Canadian Empire”) has established new drill targets on its recently acquired Silver Hope Property and plans to immediately initiate a drilling program.

Prior exploration that included grid geophysical/geochemical surveys, as well as over 40 shallow drill holes, outlined three open-ended stratabound copper-silver-gold zones along a 2 kilometre length.  The zones, named Hope, Superstition and Gaul, occur within a geologically favourable pyroclastic volcanic horizon defined by drill holes with reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres including high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 metres. This style of mineralization along a 4 kilometre length includes two deposits on a neighbouring property that saw production by Equity Silver Mines and three mineralized zones on the Silver Hope Property which suggests opportunity for re-classification of the deposits as volcanogenic with a hydrothermal overprint.

Canadian Empire acquired the Silver Hope Property with the objective of testing for volcanogenic style high-grade feeder mineralization below the three known bulk tonnage copper-silver zones and will now commence an initial drilling program for which funding and permitting is in place.

The 1800 metre drilling program in approximately 10 holes will test the following targets:

  a 400 metre long copper-silver-mercury geochemical target coincident with the favourable horizon located at the northern end of the property on trend with the past producing Southern Tail deposit of Equity Silver Mines depth extensions of the Hope, Superstition and Gaul zones to expand high-grade feeder structures intersected in prior shallow holes that reported grades of 7.88% copper and 105.0 g/t silver over 3.8 metres.

Canadian Empire considers the Silver Hope copper-silver-gold mineralization part of an under-explored volcanogenic mineralized district with opportunity for discovery of multiple deposits along a favourable host horizon.

All of Canadian Empire’s exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of Wayne J. Roberts, P.Geo., Canadian Empire’s Vice-President of Exploration, who serves as the qualified person under the definitions of NI 43-101.

“John S. Brock”

John S. Brock

President

Certain disclosure in this release, including management’s assessment of Canadian Empire’s plans and projects,   constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Canadian Empire’s operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied.  Readers are cautioned not to place undue reliance on forward-looking statements.

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp. 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #04-08

             TSX Venture Exchange: CXP

November 9, 2004

DRILLING TO START AT ATIKOKAN WEST

Canadian Empire Exploration Corp. has completed a summer exploration program of detailed prospecting, structural mapping and data compilation to develop gold targets for immediate drill testing.

The Atikokan West property, with 137 claim units located along a length of 8 kilometres, covers seven structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Exploration in 2004 has been focused to definition of the northeast trending Zephyr Gold Zone that is now being outlined over a length of 2000 metres and a width of 200 metres.  Gold mineralization is associated with a major shear with intense quartz-sericite-carbonate alteration that occurs within a greenstone belt of both mafic and felsic volcanic rocks.  The recently recognized Zephyr structural zone has only been tested over a length of 300 metres.  Prior shallow drill holes at Zephyr have reported grades to 6.14 g/t gold over 10.35 metres.  Canadian Empire completed one 400 metre hole in early 2004 that confirmed depth extension and intensity of the alteration system that intersected a 100 metre interval of quartz-sericite-carbonate containing several intervals with gold veins grading to 6.1 g/t gold over 2.0 metres.  More recently the 2004 prospecting program to the northeast of the original Zephyr prospect has uncovered additional gold mineralization with grab samples assaying to 84.3 g/t gold.

The Zephyr Gold Zone is on-trend and aligned with the Fern Elizabeth, reported resource of 36,000 ounces gold, and Hammond Reef, reported resource of 2.6 million ounces gold (Resident Geologist files, Thunder Bay). The Fern Elizabeth and Hammond Reef gold deposits are located 4 kilometres and 40 kilometres, respectively, to the northeast of Atikokan West.

The 2004 exploration program also outlined additional gold prospects in the western portion of the property with grab samples assaying to 197.6 g/t gold from exposed quartz veins.

Canadian Empire will now initiate a 1000 metre drilling program to test the Zephyr structural zone to the northeast of the original Zephyr prospect.

Drilling is also scheduled at Canadian Empire’s Silver Hope Property in British Columbia.

All of Canadian Empire’s exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of Wayne J. Roberts, P.Geo., Canadian Empire’s Vice-President of Exploration, who serves as the qualified person under the definitions of NI 43-101.

“John S. Brock’

John S. Brock

President

Certain disclosure in this release, including management’s assessment of Canadian Empire’s plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Canadian Empire’s operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied.  Readers are cautioned not to place undue reliance on forward-looking statements.

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp. 1205 – 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

Press Release #04-09

                    TSX Venture Exchange: CXP

November 10, 2004

PROPOSED FLOW-THROUGH FUNDING

Canadian Empire Exploration Ltd. (the “Company”) today announced that it has agreed to sell up to 6.0 million Combined Flow-Through Units (the “Units”) by way of non-brokered private placement to earn gross proceeds of up to $720,000, of which $576,000 will be eligible for Flow-Through funding.

The Unit offering will be comprised of 2.4 million BC Flow-Through Shares, 2.4 million Flow-Through Shares and 1.2 million Non-Flow-Through Units.  One Non-Flow-Through Unit will consist of one common share and one-half 12-month share purchase warrant.  One share purchase warrant will allow the purchase of an additional common share at a price of $0.12 per share.

A minimum subscription of 60,000 Units, priced at $0.12 per Unit for a cost of $7,200 will provide the purchaser with 24,000 BC Flow-Through Shares ($2,880), 24,000 Flow-Through Shares ($2,880) and 12,000 common Non-Flow-Through Shares ($1,440).

During 2005, the Company will incur exploration expenditures in the minimum amount of $288,000 in British Columbia and $288,000 in other Canadian jurisdictions.  These exploration expenditures will qualify for federal and, where applicable, provincial tax benefits and tax credits.  Non-Flow-Through Proceeds in the amount of $144,000 will be allotted for general working capital purposes.

In connection with this private placement, the Company has agreed to pay finders’ fees in Non-Flow-Through Units, equal in number to 7% of the number of Units purchased by investors introduced to the Company by Finders.

The private placement and payment of finders’ fees are subject to acceptance for filing by the TSX Venture Exchange.

“John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.